SCHEDULE A

Amended as of March 1, 2019

to the

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

dated September 1, 2016 between

THE ADVISORS’ INNER CIRCLE FUND

and

CAMBIAR INVESTORS, LLC

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of the Trust:

Name of Fund	Maximum Annual Operating Expense Limit	Initial End Date
Cambiar Opportunity Fund	0.65%	March 1, 2020
Cambiar Small Cap Fund	0.90%	March 1, 2020
Cambiar Global Ultra Focus Fund	0.95%	March 1, 2020
Cambiar International Equity Fund	0.90%	March 1, 2020
Cambiar SMID Fund	0.85%	March 1, 2020
Cambiar Global Equity Fund	0.80%	March 1, 2020
Cambiar International Small Cap Fund	0.95%	March 1, 2020

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND		CAMBIAR INVESTORS, LLC

By:	/s/ Matthew M. Maher	By:	/s/ Christine M. Simon
Name:	Matthew M. Maher	Name:	Christine M. Simon
Title:	Vice President & Asst. Secretary	Title:	Executive Director